CONTRIBUTION AGREEMENT



         This CONTRIBUTION AGREEMENT, dated as of _________, 1997 (the "Agreement"), is entered into by and among Magellan Health Services, Inc., a Delaware corporation ("Magellan"), Crescent [Opportunity Limited Partnership], a [Delaware] limited partnership or [Crescent Corp.] ("Crescent"), and Charter Behavioral Health Systems, LLC, formed under the laws of the State of Delaware ("OpCo").

         WHEREAS, Magellan and Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership ("CREELP"), have entered into a Real Estate Purchase and Sale Agreement dated January 29, 1997, as amended by the First Amendment to Real Estate Purchase and Sale Agreement dated as of February 28, 1997 ("Real Estate Purchase and Sale Agreement"), pursuant to which Magellan has agreed to cause certain of its subsidiaries listed on Exhibit A to the Real Estate Purchase and Sale Agreement to sell to CREELP, and CREELP has agreed to purchase from those subsidiaries, certain of the real property, related improvements, furniture, equipment and fixtures owned by those subsidiaries (the "Facilities") and used in the operation of Magellan's acute care psychiatric hospitals;

         WHEREAS,  Magellan and Crescent  desire to operate and maintain OpCo to
(i) operate the Facilities and certain leased facilities (together, the "Hospitals"); and (ii) engage in the business of hospital-based behavioral healthcare using OpCo as the operating entity;

         WHEREAS, it is a condition to the consummation of the Real Estate Purchase and Sale Agreement and the other Transaction Documents (as defined in the Real Estate Purchase and Sale Agreement) that Magellan cause its subsidiaries listed on Exhibit A to this Agreement (each a "Magellan Subsidiary" and together the "Magellan Subsidiaries") to contribute certain assets to OpCo, and that Crescent contribute certain assets to OpCo, in exchange for all of the interests in OpCo (the "Contribution");

         WHEREAS, upon closing of the transactions contemplated by this Agreement and the Real Estate Purchase and Sale Agreement, (i) OpCo and Magellan will enter into that certain Franchise Agreement, attached as Exhibit B to this Agreement (the "Franchise Agreement") and will cause each OpCo Subsidiary (as hereafter defined) to enter into that certain Franchise Agreement attached as Exhibit B-1 (the "Subsidiary Franchise Agreement" and, collectively with the Master Franchise Agreement, the "Franchise Agreement"), (ii) Magellan and Crescent will enter into that certain Operating Agreement of OpCo attached as Exhibit C to this Agreement (the "OpCo LLC Agreement"), and (iii) unless financing is provided by a financial institution, OpCo and Magellan will enter into that certain Bridge Loan and Security Agreement and Promissory Note attached as Exhibits D and D-1 to this Agreement (the "Bridge Loan Agreement");

         WHEREAS, in connection therewith, Crescent [Opportunity Corp.,] a [Delaware] corporation ("Crescent Corp.") and Magellan also will enter into that certain Warrant Purchase Agreement, attached as Exhibit E to this Agreement (the "Warrant Agreement");

                               A G R E E M E N T:

         In consideration of the mutual covenants contained in this Agreement the parties agree as follows:


                                   SECTION 1.

                                   DEFINITIONS

    1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings unless the context otherwise requires:

         "Business" shall mean the business of the operation of an acute care psychiatric hospital, part of an acute care general hospital operating an acute care psychiatric unit, a behavioral healthcare residential treatment center, a part of a facility operating a behavioral healthcare residential treatment center, or other similar facility providing 24-hour behavioral healthcare, and the delivery of behavioral healthcare from such facility and other affiliated facilities; such behavioral healthcare to include inpatient hospitalization, partial hospitalization programs, outpatient therapy, intensive outpatient therapy, ambulatory detoxification, behavioral modification programs and related services.

         "Contribution Date" shall mean the moment in time immediately prior to the Closing Date.

    1.2 Other Defined Terms. Capitalized terms not otherwise defined in this Agreement shall have the meanings given them in the Real Estate Purchase and Sale Agreement.

                                   SECTION 2.

                                  CONTRIBUTION

     2.1 Contribution of Assets Relating to the Hospitals by Magellan. On the Contribution Date, on the terms and subject to the conditions set forth in this Agreement, and in consideration for a 50% interest in OpCo, Magellan will cause the relevant Magellan Subsidiary to (either directly or through Magellan) contribute or assign to OpCo or a relevant, wholly owned subsidiary of OpCo (an "OpCo Subsidiary") all of such Magellan Subsidiary's right, title and interest in the following assets (the "Contributed Assets") related to the Hospitals:

          (a)  All patient medical records;

          (b) All licenses and permits used in the operation of the Hospitals, to the extent that such licenses and permits are transferable;

          (c) All of the leasehold interests held by any Magellan Subsidiary as lessee, in real or personal property including, but not limited to:

               (i)  the  leasehold  interests  in those  Hospitals  set forth on
                    Schedule 2.1(c)(i) and

               (ii) the leasehold  interests in the medical office buildings set forth on Schedule 2.1(c)(ii);

          (d) All of the furniture, fixtures equipment and leasehold improvements owned by Magellan or a Magellan Subsidiary and located at a Hospital set forth on Schedule 2.1(c)(i) or a medical office building set forth on Schedule 2.1(c)(ii);

          (e)  All contracts with physicians and other healthcare professionals;

          (f)  All  operating,   service,   maintenance   and  loaned   employee
               contracts;

          (g) All payor contracts including but not limited to contracts with employers, health maintenance organizations, preferred provider organizations, managed care companies, and insurance companies but excluding all national and regional contracts with vendors and payors, the benefits of which will be provided to OpCo by Magellan pursuant to the Franchise Agreement;

          (h)  The employment contract between Magellan and John M. DeStefanis;

          (i)  The stock of Charter Medical Executive Corporation ("CMEC"); and

          (j)  Employment files and records.

     2.2 Excluded Assets. Magellan and Crescent expressly understand and agree that neither Magellan nor any Magellan Subsidiary is conveying or contributing to OpCo or any OpCo Subsidiary pursuant to Section 2.1 any of the following assets, rights or properties or any assets which are not used in the conduct of the business of the Hospitals (the "Excluded Assets"):

          (a)  Supplies and inventory relating to the Hospitals;

          (b)  Notes receivable relating to the Hospitals;

          (c)  Prepaid assets relating to the Hospitals;

          (d)  Prepaid expenses relating to the Hospitals;

          (e) Lease deposits paid by either Magellan or any Magellan Subsidiary as tenant in any lease relating to the Hospitals;

          (f)  Utility deposits relating to the Hospitals;

          (g)  Cash held in escrow accounts relating to the Hospitals;

          (h) The capital stock of any subsidiary of Magellan (other than CMEC) or Magellan's interest in any joint venture including but not limited to the joint ventures set forth on Schedule 2.2(h);

          (i) Corporate seals, minute books, stock ledgers or other books and records pertaining to the organization, issuance of stock and capitalization of the Magellan Subsidiaries;

          (j) All rights, properties, and assets used by Magellan primarily in a business other than the Business and not reasonably necessary for the operation of the Business;

          (k) All rights, properties, and assets that shall have been transferred or disposed of by Magellan or any of its subsidiaries prior to the date of this Agreement or prior to Closing in the ordinary course of business;

          (l) Trademarks, trade names (including the "Charter" name), corporate names and logos owned by Magellan and any of its subsidiaries;

          (m)  All  real  estate,  furniture,   fixtures  and  equipment  to  be
               transferred to Crescent under the Real Estate Purchase and Sale Agreement;

          (n)  Any  deferred tax asset of a Magellan  Subsidiary  at the Closing
               Date;

          (o) The Cocoon System (as defined in the Franchise Agreement) including but not limited to all treatment protocols, written or unwritten, and future improvements and modifications, whether made by Magellan, a Magellan Subsidiary, OpCo or an OpCo Franchisee as defined in the Franchise Agreement;

          (p) Policy and procedure manuals, written or unwritten, and future improvements and modifications to such manuals, whether made by Magellan, a Magellan Subsidiary, OpCo or an OpCo Subsidiary;

          (q) All cash, cash equivalents, short-term investments, marketable securities, and accounts receivable of Magellan and each Magellan Subsidiary;

          (r)  Patient related software systems;

          (s)  TRIMS system;

          (t)  Purchasing/ordering systems;

          (u)  Accounting systems;

          (v)  Call center system;

          (w)  Intellectual property rights;

          (x) Tax refunds, cost report adjustments and settlements relating to periods prior to the Closing Date and liabilities or assets related to depreciation recapture relating to periods prior to the Closing Date;

          (y)  Disproportionate Share Payments; and

          (z) Assets (including business records) required in order to provide the services to be provided by Magellan pursuant to the Franchise Agreement.

     2.3 Assumed Obligations. Magellan and Crescent expressly understand and agree that all of the debts, obligations, duties and liabilities, liquidated or unliquidated, contingent or fixed, relating to or arising out of the operation of the Hospitals and the business of OpCo after the Closing (as well as those in subsections (c) and (d) below) but excluding each and every liability and obligation for which Magellan has agreed to indemnify OpCo pursuant to Section 8 of this Agreement (the "Assumed Obligations") shall be assumed by OpCo as of the Contribution Date regardless of whether such liabilities are accrued on the books of Magellan or a Magellan Subsidiary, (or OpCo shall otherwise be responsible for such debts, liabilities, duties and liabilities), including, without limitation, the following:

          (a) All such liabilities and obligations relating to the Contributed Assets;

          (b) All such liabilities and obligations relating to the Purchased Assets (as hereafter defined);

          (c) All liabilities and obligations relating to paid days off and accrued vacation arising prior to the Contribution Date;

          (d) All liabilities and obligations relating to sick days arising prior to the Contribution Date;

          (e) All such liabilities and obligations (excluding any payment obligations) arising from the Consent Decrees and Settlements listed on Schedule 6.1(p) to the Real Estate Purchase and Sale Agreement;

          (f)  All  such   liabilities  and  obligations   arising  from  OpCo's
               participation in the contracts excluded from Section 2.1(f); and

          (g)  All  such   liabilities  and  obligations   related  to  software
               sublicensed to OpCo pursuant to the Franchise Agreement which are licensed from third parties.

     2.4 Excluded Liabilities. Any and all liabilities of Magellan or a Magellan Subsidiary arising prior to the Closing, except as set forth in Section 2.3(c) and (d) (the "Excluded Liabilities"), shall not be assumed by OpCo and shall remain the liabilities and obligations of Magellan or the relevant Magellan Subsidiary except to the extent covered by insurance, subject to Section 8.1. Without limiting the effect of the foregoing, the term "Excluded Liabilities" includes the following liabilities which arose or were incurred prior to the
          Closing:

          (a) Any liability or obligation in respect of any federal, state, local, foreign or other tax, levy, assessment or other governmental charge, including, without limitation, income, business, occupation, franchise, property, payroll, personal property, sales, transfer, employment, occupancy, franchise or withholding taxes, and any premium, including, without limitation, interest, penalties and additions in connection therewith;

          (b) Any liability (to the extent not covered by insurance) arising from any injury to or death of any person or damage to or destruction of any property, whether based on negligence, breach of warranty, strict liability, enterprise liability or any other legal or equitable theory, arising from the ownership or operation of the Hospitals or the services performed by Magellan or any of its subsidiaries prior to the Closing;

          (c) The charges and taxes which Magellan has agreed to pay pursuant to Section 9.1 of this Agreement;

          (d) Adjustments or refunds of payments required by Medicare, Medicaid or any other payor as a result of payments prior to the Contribution Date; and

          (e) Fines or penalties assessed and arising out of activities occurring prior to the Contribution Date.

     2.5 Contribution of Cash by Crescent. On the Contribution Date, on the terms and subject to the conditions set forth in this Agreement and in consideration for a 50% interest in

          OpCo, Crescent shall contribute to OpCo cash in the amount of $5.0 million (the "Crescent Contribution"), which is equal to the purchase price of the Purchased Assets (as defined below).


                                   SECTION 3.

                       PURCHASE OF CERTAIN ASSETS BY OPCO

     3.1 Asset Purchase. On the Closing Date, OpCo shall purchase from Charter Medical Information Systems ("CMIS") the assets of CMIS listed on the computer printout (the "Purchased Assets") delivered by Magellan to Crescent on the date hereof, which computer printout is separately bound.

     3.2 Purchase of Working Capital. On the Closing Date, OpCo shall purchase (with payment to be made within two business days of purchase) from the Magellan Subsidiaries the following assets (the "Working Capital Assets") relating to or used in the Hospitals and as the same exist on the Closing Date:

          (a)  Supplies and inventory relating to the Hospitals;

          (b)  Notes receivable relating to the Hospitals;

          (c)  Prepaid assets relating to the Hospitals;

          (d)  Prepaid expenses relating to the Hospitals;

          (e) Lease deposits paid by either Magellan or any Magellan Subsidiary as tenant in any lease relating to the Hospitals; and

          (f)  Utility deposits relating to the Hospitals.

     3.3 Purchase Price. The aggregate purchase price for the Purchased Assets is $5.0 million, and for the Working Capital Assets is $8.0 million (in the aggregate, the "Purchase Price"). On the Closing Date, OpCo shall pay to Magellan or its designated subsidiary cash equal to $5.0 million, with payment for the Working Capital Assets to be made within two business days of the Closing Date from the proceeds of the financing contemplated by Section 7.4.

     3.4 Post-Closing Adjustment. Within sixty (60) days after the Closing Date, Magellan shall deliver to OpCo a statement (the "Statement") setting forth the net book value of the Working Capital Assets as of the Closing Date, together with appropriate supporting information. The net book value of the Working Capital Assets shall be calculated from the books and records of Magellan, in accordance with past practice. OpCo shall have thirty (30) days to deliver to Magellan any objections ("Objections") it has to the Statement. If OpCo does not submit any such Objections, the Statement shall become final. If OpCo does deliver any Objections, Magellan and OpCo shall negotiate in good faith to resolve the Objections as promptly as practical. In the event Magellan and OpCo are unable to resolve the Objections within thirty (30) days after such Objections are delivered to Magellan, the matter shall be referred to Arthur Andersen LLP for final resolution of the Objections, which resolution shall be binding upon the parties. Arthur Andersen LLP shall resolve the Objections as promptly as practical, but in any event within forty-five (45) days. If at any time the Objections to the Statement are resolved in any manner set forth above, the Statement shall become final (the "Final Statement"). If the Final Statement shows that the amount of Working Capital Assets as of the Closing Date are less than $8.0 million (the difference, the "Shortfall"), Magellan shall promptly pay OpCo the amount of the Shortfall. If the Final Statement shows that the Working Capital Assets as of the Closing Date are greater than $8.0 million (the "Surplus"), OpCo shall promptly pay Magellan the amount of the Surplus.


                                   SECTION 4.

                            CONSIDERATION AND CLOSING

     4.1  Amount  and  Form  of  Consideration.  On  the  Closing  Date  (i)  in
          consideration of Magellan's transfer and contribution of the Contributed Assets to OpCo, OpCo shall deliver to Magellan fifty percent (50%) of the issued and outstanding capital equity interests in OpCo (the "Magellan Interest"), and (ii) in consideration of Crescent's transfer and contribution of the Crescent Contribution to OpCo, OpCo shall deliver to Crescent fifty percent (50%) of the issued and outstanding capital equity interests in OpCo (the "Crescent Interest").

     4.2  The Closing.

          (a) The Contribution shall occur on the date, at the time and place, and subject to the conditions set forth in the Real Estate Purchase and Sale Agreement and herein.

          (b)  On the  Closing  Date,  Magellan,  Crescent,  OpCo and each  OpCo
               Subsidiary  (as   applicable)   shall  execute  and  deliver  the
               following documents:

               (i)  the OpCo LLC Agreement;

               (ii) the Franchise Agreement;

               (iii)subject to Section  7.1(t) of the Real Estate  Purchase  and
                    Sale Agreement, the Bridge Loan Agreement;

               (iv) the Warrant Agreement;

               (v) subject to obtaining any required consent, assignments of the contracts and leases included in the Contributed Assets, the Purchased Assets and the Working Capital Assets; and

               (vi) such other instruments and documents,  in form and substance reasonably acceptable to Magellan and Crescent, as may be necessary to effect the closing of the transactions contemplated by this Agreement or to evidence the Contribution.

          (c) On the Closing Date, Magellan shall execute and deliver to OpCo the following:

               (i) Assignments, bills of sale or other documents or instruments of transfer to transfer to OpCo all tangible and intangible personal property included in the Contributed Assets, the Purchased Assets and the Working Capital Assets (which documents shall include a general warranty to title of such assets except for those assets which are leased, purchased on an installment basis or encumbered by an Assumed Obligation);

               (ii) Such  instruments  of assumption  and other  instruments  or documents as may be necessary to effect OpCo's assumption of the Assumed Obligations; and

               (iii)Such other  instruments  or documents as may be necessary to effect the closing of the transactions contemplated by this Agreement.

          (d) At the closing, Crescent shall deliver by wire transfer, to an account number designated by OpCo, the Crescent Contribution in immediately available funds.


                                   SECTION 5.

                         REPRESENTATIONS AND WARRANTIES

     5.1 Representations and Warranties of Magellan. Magellan represents and warrants to OpCo, as of the date hereof as follows:

          (a) Organization and Power. Magellan and the Magellan Subsidiaries are corporations or limited liability companies duly organized, validly existing and in good standing under the laws of their respective states of incorporation or formation, with power and authority to conduct the businesses in which they are engaged, to lease and own the properties leased or owned by them and to enter into and perform their obligations under this Agreement. Each of Magellan and the Magellan Subsidiaries is qualified to do business and is in good standing as a foreign corporation or limited liability company in each jurisdiction where each of them is required to be so qualified, except where the failure to so qualify would not have a material adverse effect on a Hospital or on the business of the Hospitals taken as whole.

          (b) Authorization. The execution and delivery of this Agreement by Magellan and the Magellan Subsidiaries, the performance by Magellan and the Magellan Subsidiaries of all obligations under this Agreement and the sale and delivery of the Contributed Assets, the Purchased Assets and the Working Capital Assets have been duly authorized by all necessary corporate action on the part of Magellan and the Magellan Subsidiaries. This Agreement has been duly executed and delivered by Magellan and the Magellan Subsidiaries and constitutes the legal, valid and binding obligation of each of them, enforceable against each of Magellan and the Magellan Subsidiaries in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditor's rights generally.

          (c) No Violation. The execution and delivery of this Agreement by Magellan and the Magellan Subsidiaries, and the consummation by Magellan and the Magellan Subsidiaries of the transactions contemplated in this Agreement will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) the Certificate or Articles of Incorporation or Bylaws of Magellan or any Magellan Subsidiary,
               (ii) except as set forth on Schedule 5.1(c), any material instrument, contract or other agreement to which Magellan or any Magellan Subsidiary is a party or by which Magellan or any
               Magellan Subsidiary is bound, (iii) any material provision of law, statute, rule or regulation of any court or governmental authority to which Magellan or any Magellan Subsidiary is subject (assuming applicable approvals and consents in Schedule 5.1(d) are obtained), or (iv) except as set forth on Schedule 5.1(c), any judgment, decree, franchise, order, license or permit applicable to Magellan or any Magellan Subsidiary, except where such conflict, breach, violation or default would not have a material adverse effect on a Hospital or on the business of the Hospitals taken as a whole.

          (d) Consents. Except as set forth in Schedule 5.1(d), no material consent, approval, license or authorization of any third party, governmental agency, commission, board or public authority is required in connection with the execution, delivery and performance of this Agreement by Magellan or any Magellan subsidiary.

          (e) Insurance. A complete and accurate schedule of all insurance policies (including a statement of policy limits and deductibles) held by Magellan and the Magellan Subsidiaries relating to the Hospitals or the Business now in force, including, without limitation, malpractice, public liability, property damage and workers compensation or other coverage, has been made available to Crescent. All insurance policies remain in full force and effect except where such failure to remain in full force and effect will not have a material adverse effect on a Hospital or on the business of the Hospitals taken as a whole.

          (f) Litigation. Except as set forth in Schedule 5.1(f), there are no lawsuits, proceedings, actions, arbitrations, claims or governmental investigations, inquiries or proceedings pending or, to the knowledge of Magellan, threatened, against Magellan or any Magellan Subsidiary seeking damages for an amount in excess of $1 million, and there is no action, suit or proceeding by any person or agency pending or, to the knowledge of Magellan, threatened which questions the legality or validity of the transactions contemplated hereby.

          (g) Licenses, Accreditation and Third-Party Payors. Magellan and the Magellan Subsidiaries hold all licenses, permits, registrations, approvals, certificates, contracts, consents, accreditations, approvals and franchises ("Licenses and Permits") necessary to own or lease the Contributed Assets and to conduct and operate the Hospitals in the manner presently operated and for participation in the Medicare and Medicaid reimbursement programs, including, without limitation, all licenses, certificates of need and permits required by the state in which they operate and by all other appropriate health care facility licensing agencies, federal, state, county or local governmental authorities and regulatory agencies, except where the failure to hold such Licenses and Permits would not have a material adverse effect on a Hospital or on the business of the Hospitals taken as a whole.

          (h) The Business. Upon transfer to OpCo of the Contributed Assets, the Purchased Assets and the Working Capital Assets, and consummation of the transactions contemplated by the other Transactional Documents, (i) OpCo will have or, through the Franchise Agreement, will have access to all tangible and intangible assets and all personnel reasonably necessary to conduct a business that is substantially the same as and that operates in accordance with the same standards of operation as the business of the Hospitals prior to the Closing, and (ii) OpCo will have the means to provide the services specified in Section 7.9.

          (i) Contracts. Schedule 5.1(i) contains a listing of all contracts or series of related contracts which are material to the business of the Hospitals, taken as a whole ("Material Contracts"), including all amendments, modifications and side letters thereto, currently in existence. With respect to each Material Contract, neither Magellan nor any Magellan Subsidiary has received a notice of termination, has sent a notice of termination, is in default, or has any knowledge that any other party to such Material Contracts is in default thereunder.

          (j) No Other Owned Hospitals. Except as described on Schedule 5.1(j), no Magellan Subsidiary owns or operates any Hospital other than the Hospitals operated using the assets which are being contributed or sold pursuant to this Agreement.

          (k) Financial Statements. All books and records relating to operating income and expenses of the Hospitals made available to CREELP or Crescent by Magellan were and shall be those maintained by
               Magellan in regard to the Hospitals in the normal course of business. The audited Financial Statements as of and for the year ended September 30, 1996 (the "1996 Financial Statements") furnished by Magellan to CREELP as a part of Magellan's Deliveries (as defined in the Real Estate Purchase and Sale Agreement) have been prepared from the books and records of Magellan in the ordinary course of business and present fairly in all material respects the results of operations of Magellan for the periods then ended and the financial condition of Magellan as of the date of the 1996 Financial Statements.

          (l) No Material Adverse Change. Since the date of Magellan's 1996 Financial Statements, there has been no material adverse change in the business or results of operations of

               Magellan and the Magellan Subsidiaries taken as a whole or the business of the Hospitals taken as a whole.

          (m) SEC Reports. The periodic reports filed by Magellan with the Securities and Exchange Commission with respect to Magellan's immediately preceding fiscal year and any interim periods in its current fiscal year did not as of their respective dates contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (n) Compliance With Laws. Magellan has delivered to Crescent or CREELP a draft dated __________, 1997 ("Proxy Statement") of its proxy statement to shareholders for its Annual Meeting of Shareholders at which, among other matters, shareholders of Magellan will consider and vote on the transactions which are the subject of the Transaction Documents. Except as described in the Proxy Statement, or in documents filed with the Securities and Exchange Commission pursuant to applicable law, Magellan is not aware of any material risk that Magellan is, in the conduct of the Business prior to the closing of the transactions contemplated by the Transaction Documents or that OpCo will be, in the conduct of the Business after the closing of the transactions contemplated by the Transaction Documents, in violation of any applicable federal law specifically designed to regulate the healthcare industry, which violation will have a material adverse effect on Magellan or OpCo.

     5.2 Representations and Warranties of Crescent. Crescent hereby represents and warrants to OpCo as follows:

          (a) Authorizations, etc. The execution and delivery of this Agreement by Crescent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Crescent, including its General Partner. This Agreement has been duly executed and delivered by Crescent and constitutes the valid and binding obligation of Crescent, enforceable against Crescent in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws of affecting creditor's rights generally.

          (b) No Violation. Neither the execution and delivery of this Agreement, nor the consummation by Crescent of the transactions contemplated hereby will conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) organizational documents, including the Partnership Agreement of Crescent, (ii) any material instrument, contract or other agreement to which Crescent is a party or by which Crescent is bound, (iii) any material provision of law, statute, rule or regulation of any court or governmental authority to which Crescent is subject, including any provision relating to the status of Crescent Real Estate Equities Company ("CEI") as a real estate investment trust, or (iv) any judgment, decree, franchise, order, license or permit applicable to Crescent, except where such conflict, breach, violation or default would not have a material adverse effect on Crescent.

          (c) Consents. Except as set forth in Schedule 5.2(c), no material consent, approval, license or authorization of any third party, governmental agency, commission, board or public authority is required in connection with the execution, delivery and performance of this Agreement by Crescent.

          (d)  SEC  Reports.   The  periodic  reports  filed  by  CEI  with  the
               Securities and Exchange Commission with respect to CEI's immediately preceding fiscal year and any interim periods in its current fiscal year did not as of their respective dates contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.


                                   SECTION 6.

                              CONDITIONS TO CLOSING

     6.1  Pre-Closing   Conditions.   The   consummation  of  the   transactions
          contemplated   by  this   Agreement   by  each  party  is  subject  to
          satisfaction of the following conditions, as applicable:

          (a) Satisfaction of all of the conditions to closing set forth in the Real Estate Purchase and Sale Agreement;

          (b) Execution of the Franchise Agreement in the form of Exhibit B and B-1 hereto (except that (i) the "Territory" for each Franchise Owner (as defined in the Franchise Agreement) shall be specified prior to execution thereof in accordance with the criteria set forth on Schedule 6.1(b) and as reasonably determined by Magellan with input from the individuals who have been designated to be the President and the Chairman of the Governing Board of OpCo,
               (ii) the identities and fees payable by each Franchise Owner shall be specified prior to execution thereof and (iii) all other missing information shall be completed prior to execution thereof and reflecting any change in the amount of the Franchise Fee thereunder as mutually agreed by the parties);

          (c) Execution of the OpCo L.L.C. Agreement in the form of Exhibit C hereto, updated to reflect any change in the name or form of organization of Crescent, the names of the Directors and the source of the initial bank financing referred to therein and with all missing information completed prior to execution thereof;

          (d) Unless working capital financing has been obtained from a financial institution as provided in Section 7.1(t) of the Real Estate Purchase and Sale Agreement, execution of the Bridge Loan Agreement in the form of Exhibit D and D-1;

          (e) Execution of the Warrant Agreement in the form of Exhibit E hereto (updated to reflect any change in the name or form of organization of Crescent Corp. and with the number of shares issuable under the Warrant completed and the exercise price completed, reflecting the same premium as used to calculate the exercise price for the warrants under the Magellan Warrant Agreement, and based upon a valuation of Crescent Corp. conducted by a mutually agreed upon independent appraiser); and

          (f) The truth and accuracy in all material respects of the representations and warranties made herein and compliance in all material respects with all covenants and the delivery by each party of an officer's certificate so stating.

     6.2  Failure of Conditions. If any condition described in subsections (a) -
          (f) of Section 6.1 is not satisfied by the Closing Date, Crescent shall have the right to terminate this Agreement by giving written notice of such action to Magellan and Magellan shall have the right to terminate by giving written notice to Crescent. Upon delivery of any such termination notice, this Agreement shall terminate, and all rights and obligations of the parties hereunder shall be released and discharged, except that Magellan, on the one hand, and Crescent, on the other hand, shall each remain liable to the other for all damages suffered by the other if the unsatisfied condition was due to a breach by one party of any of the covenants, obligations, representations or warranties of such party in this Agreement or any other failure by such party to use its commercially reasonable best efforts to satisfy conditions precedent to Closing that are within the control of such party to satisfy.


                                   SECTION 7.

                            COVENANTS AND AGREEMENTS

         Magellan covenants and agrees, and will cause each Magellan Subsidiary to covenant and agree, and, as applicable, Crescent and OpCo covenant and agree as follows:

     7.1 Unlisted Assets. To the extent that, subsequent to Closing, an asset or right that is used in the conduct of the business of the Hospitals prior to Closing and that was not listed as a Contributed Asset, Purchased Asset, Working Capital Asset or an Excluded Asset is discovered to exist, either such asset or right shall be conveyed to OpCo without charge or OpCo shall receive the benefits of ownership of such asset through the Franchise Agreement at no additional charge (except to the extent that the asset results in an increase in franchise fees due to the gross revenue component of the franchise fees);

     7.2 Assignment or Transfer of Contributed Assets. To the extent that any of the Contributed Assets cannot be assigned or otherwise transferred to OpCo, Magellan will use its commercially reasonable best efforts to create an alternative structure that will provide OpCo with substantially the same rights, and produce substantially the same economic effect, as that which would have been provided or produced if the Contributed Assets had been transferred or assigned.

     7.3 Parties' Commercially Reasonable Best Efforts. Magellan and Crescent agree to use their commercially reasonable best efforts to cause all their covenants and agreements and all conditions precedent to the consummation of the Transactions contemplated by this Agreement to be performed, satisfied and fulfilled.

     7.4 Insurance Reserves. Magellan will cause Plymouth Insurance Company Ltd. ("Plymouth") to maintain reserves in amounts that are reasonably actuarially adequate to cover risks insured by Plymouth associated with the operation of the business of the Hospitals.

     7.5 Accounts Receivable. OpCo shall pay to Magellan all amounts actually received by OpCo in payment of receivables relating to the business of the Hospitals, which receivables were existing as of (or accrued prior to) the Closing Date, in exchange for a fee payable to OpCo by Magellan equal to 5% of receivables collected by OpCo and received by OpCo or Magellan. The receivables will be collected in accordance with the procedures (including the level of effort to be expended) established by Charter Behavioral Health Systems, Inc. prior to the Closing Date and disclosed to OpCo in writing on or before the Closing Date. Any receivables remaining uncollected 120 days or more after the Closing Date will be turned over to Magellan at its request and OpCo shall have no further obligations as to such receivables but will continue collection efforts for all receivables not so delivered to Magellan.

     7.6 Brokers. Each party represents and warrants to the other that it has not engaged, dealt with or otherwise discussed this Agreement or the Transactions with any broker, agent or finder.

     7.7 Specific Performance. The parties acknowledge and agree that their respective rights and obligations that will arise out of this Agreement are unique and irreplaceable, and that the failure of either party to perform its obligations under this Agreement or any of the Transaction Documents would result in damage to the other party that could not be adequately compensated by a monetary award. Subject to
          Section 8.4 of the Real Estate Purchase and Sale Agreement but notwithstanding anything else to the contrary, the parties therefore agree that if either party fails to perform its obligations hereunder or with respect to any of the Transaction Documents, the other party may, in addition to all other remedies, seek an order of specific performance from a court of appropriate jurisdiction.

     7.8  Third Party Consents; Further Assurances.

          (a) If any party shall fail to obtain any third party consent necessary, proper or advisable to effect the consummation of the Contribution, the purchase of the Purchased Assets or the purchase of the Working Capital Assets, such party shall use all commercially reasonable best efforts, and shall take any such actions reasonably requested by the other parties hereto, to minimize any adverse effect upon OpCo's business resulting, or that could reasonably be expected to result after the date hereof, from the failure to obtain such consent.

          (b) In addition to the actions, contracts and other agreements and documents and other papers specifically required to be taken or delivered pursuant to this Agreement, each of the parties hereto shall execute such contracts and other agreements and documents and take such further actions as may be reasonably required or desirable to carry out the provisions of this Agreement.

     7.9 Services Agreements. Prior to closing, Magellan, in its capacity as a joint venturer, will or will cause any Magellan Subsidiary which is a joint venturer in any Joint Venture that owns or operates a domestic Hospital, which Joint Ventures are set forth on Schedule 7.9 and defined in the Franchise Agreement as "Existing Joint Ventures" (a "Joint Venture"), to enter into a services agreement with OpCo for each such Hospital owned or operated by a Joint Venture, pursuant to which OpCo will perform, to the extent agreed by joint venture partners, all of Magellan's obligations under the Joint Venture agreement in exchange for the payment to OpCo by Magellan of all distributions and fees paid to Magellan by or on behalf of the Joint Venture. Magellan will use its commercially reasonable best efforts to obtain the consent of Magellan's joint venture partners to the performance, by OpCo, of Magellan's obligations under the Joint Venture Agreements. Each service agreement, as referred to in this
          Section 7.9, shall be approved by Crescent, which approval shall not be unreasonably withheld. The services agreement(s) shall continue in effect until termination of the Facilities Lease.

     7.10 Employee Benefits. The parties agree to establish employee benefit plans for the employees of OpCo providing for overall benefits in an amount similar to the benefits provided by the employee benefit plans in effect on the date hereof at Magellan and the Magellan Subsidiaries.

     7.11 Title to Property. Magellan and the Magellan Subsidiaries shall convey at the Closing pursuant to the form of bill of sale attached as
          Exhibit I to the Real Estate Purchase and Sale Agreement, (i) good and marketable title to the Contributed Assets, the Purchased Assets and the Working Capital Assets (to OpCo or such OpCo Subsidiary as OpCo directs) owned by Magellan or a Magellan Subsidiary, subject to no liens, encumbrances or material claims whatsoever, except for the Assumed Obligations and except for any liens, encumbrances and claims related to the purchase of property on an installment basis in the ordinary course of business, and (ii) all of their rights and interest in the Contributed Assets, the Purchased Assets, and the Working Capital Assets leased by Magellan or a Magellan Subsidiary.

     7.12 Right to Inspect. Magellan shall grant OpCo the right to inspect any and all business records retained by Magellan pursuant to Section 2.2(z) during reasonable business hours and upon reasonable prior notice. OpCo shall grant Magellan access to any business records transferred to OpCo during reasonable business hours and upon reasonable prior notice.

                                   SECTION 8.

                                 INDEMNIFICATION

     8.1 Indemnification Obligations of Magellan. Magellan shall indemnify and hold harmless OpCo and its subsidiaries and affiliates, each of their respective officers, directors, partners, employees, agents and representatives and each of the permitted successors and assigns of any of the foregoing (collectively, the "OpCo Indemnified Parties") from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and other judgments (at equity or at law) and damages (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys' fees and expenses) (collectively, "Claims and Damages") arising out of or relating to (i) any breach of any representation, warranty, covenant, agreement or undertaking made by Magellan in this Agreement or in any certificate, agreement, exhibit or schedule delivered pursuant to this Agreement, or (ii) the ownership, lease or operation of the Hospitals and attributable to events arising prior to the Closing (including claims made after
          Closing related to events occurring prior to Closing) other than Assumed Liabilities or liabilities to the extent they are covered by existing insurance, provided, however, that if the insurer does not pay insured amounts under the terms of the policies, Magellan shall indemnify the OpCo Indemnified Parties for such debts, liabilities and obligations. The Claims and Damages of the OpCo Indemnified Parties described in this Section 8.1 as to which the OpCo Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as "OpCo Losses." Notwithstanding anything to the contrary contained herein, Magellan's indemnity obligations hereunder will not extend to claims arising out of willful misconduct or fraud of OpCo.

     8.2 Indemnification Obligations of OpCo. OpCo shall indemnify and hold harmless Magellan and its subsidiaries and affiliates and each of their respective officers, directors, partners, employees, agents and representatives and each of the permitted successors and assigns of any of the foregoing (collectively, the "Magellan Indemnified Parties") from, against and in respect of any and all Claims and Damages arising out of or relating to any debts, liabilities and obligations relating to (i) the ownership, lease or operation of the Hospitals and attributable to events which arise after the Closing or
          (ii) the Assumed Obligations. The Claims and Damages of the Magellan Indemnified Parties described in this Section 8.2 as to which the Magellan Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as "Magellan Losses." Notwithstanding anything to the contrary contained herein, OpCo's indemnity obligations hereunder will not extend to claims arising out of willful misconduct or fraud of Magellan.

     8.3  Indemnification Procedure.

          (a) Promptly after receipt by an OpCo Indemnified Party or a Magellan Indemnified Party (each an "Indemnified Party") of notice by a third party of any complaint or the commencement of any action or proceeding with respect to which indemnification is being sought hereunder, such Indemnified Party shall notify OpCo, if the Indemnified Party is a

               Magellan Indemnified Party, or Magellan, if the Indemnified Party is a OpCo Indemnified Party (the "Indemnifying Party"), of such complaint or of the commencement of such action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from liability for such claim arising otherwise than under this Agreement and such failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability which the Indemnifying Party may have under this Agreement with respect to such claim if, but only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense of such action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the reasonable fees and disbursements of such counsel. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the action or proceeding or to employ counsel reasonably satisfactory to the Indemnified Party, in either case in a timely manner, then such Indemnified Party may employ counsel to represent or defend it in any such action or proceeding and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single action or proceeding. In any action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such litigation and to retain its own counsel at such party's own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of the defense of any action, the defense of which it is maintaining and to cooperate in good faith with the Indemnifying Party or the Indemnified Party, as the case may be, with respect to the defense of any such action.

          (b)  No  Indemnified  Party  may  settle  or  compromise  any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such claim and does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party's respective affiliates.

          (c) In the event an Indemnified Party shall claim a right to payment pursuant to this Agreement, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate

               Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within five business days of the final determination of the merits and amount of such claim, the Indemnifying Party shall deliver to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder.

          (d) Liability Limits. To the extent any claim for OpCo Losses against Magellan is based upon the alleged inaccuracy of any representation or warranty contained in Article 5 of this Agreement, then, for a period beginning on the Closing Date and ending two years later, Magellan shall only be liable for such OpCo Losses solely to the extent that any such OpCo Losses exceed in the aggregate in any one year, one million dollars ($1,000,000.00). Beginning two years after the Closing Date, Magellan shall be liable for such OpCo Losses solely to the extent that any such OpCo Losses exceed in the aggregate during such period, ten million dollars ($10,000,000.00); provided, however, that to the extent a claim for OpCo Losses is not based on the inaccuracy of a representation or warranty contained in
               Article 4 of this Agreement, then such claim shall not be subject to the limitations above, nor shall the amount of any such OpCo Losses be included with other OpCo Losses in determining whether such basket amounts have been reached.

          (e) Claim Periods. Indemnification obligations under this Article 7 for pre-closing and post-closing debts, liabilities or obligations and for a breach of representations, warranties or covenants shall survive until expiration of the applicable statute of limitations.


                                   SECTION 9.

                                  MISCELLANEOUS

     9.1 Fees and Expenses; Transfer Costs. Fees and expenses incident to the negotiation, preparation and execution of this Agreement and the performance of the Contribution (including attorneys', accountants', financial advisors' and other advisors' fees and disbursements) shall be borne by the party incurring the expense. Magellan shall pay all sales, transfer and other recording charges and conveyance taxes in connection with the transfer of the Contributed Assets, the Purchased Assets and the Working Capital Assets to OpCo and in connection with the transfer of any licenses or permits to OpCo.

     9.2 Notices. Whenever any notice is required or permitted hereunder, such notice shall be in writing and (a) sent by certified mail, postage prepaid, return receipt requested, (b) given by established overnight commercial courier for delivery on the next business day with delivery charges prepaid or duly charged, (c) personally hand-delivered or (d) sent by facsimile transmission with confirmation of receipt received, to the applicable address or facsimile number set forth below:

                  (i)      if to Crescent:

                           Gerald W. Haddock, Esq.
                           President and Chief Operating Officer
                           Crescent
                           777 Main Street
                           Suite 2100
                           Fort Worth, Texas 76102
                           Facsimile: (817) 878-0429

                           with a copy to:

                           David M. Dean, Esq.
                           Senior Vice President, Law
                           Crescent
                           777 Main Street
                           Suite 2100
                           Fort Worth, Texas 76102
                           Facsimile: (817) 878-0429

                           Wendelin A. White, Esq.
                           Shaw, Pittman, Potts & Trowbridge
                           2300 N Street, N.W.
                           Washington, D.C. 20037
                           Facsimile: (202) 663-8007

                  (ii)     if to Magellan:

                           Steve J. Davis, Esq.
                           Executive Vice President,
                             Administrative Services and General Counsel
                           3414 Peachtree Road, N.E.
                           Suite 1400
                           Atlanta, Georgia 30326
                           Facsimile: (404) 814-5793
                           with a copy to:

                           Robert W. Miller, Esq.
                           King & Spalding
                           191 Peachtree Street
                           Atlanta, Georgia 30303-1763
                           Facsimile:(404) 572-5100

Notices which are mailed shall be deemed effective upon receipt. Notices which are hand- delivered shall be deemed effective upon tender to a natural person at the address shown. Notices which are delivered by overnight courier shall be deemed given on the next business day after delivery to such courier. Notices which are delivered by facsimile transmission shall be deemed received upon electronic confirmation of delivery.

     9.3 Entire Agreement. This Agreement and the Transaction Documents (together with the exhibits and schedules hereto and thereto)
          supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof, all of which are null, void and of no force or effect.

     9.4 Waivers and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance.

     9.5 Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without regard to the application of choice of law principles. The rule that an Agreement should be construed against the party drafting it shall not apply to this Agreement because all parties have played a significant role in negotiating and drafting this Agreement.

     9.6 Severability. If any term, covenant or condition of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect any other provision, and this Agreement shall be construed as if such invalid or unenforceable provision had never been contained in this Agreement.

     9.7 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     9.8 No Assignment. This Agreement may not be assigned without the prior written consent of the other party, except that Crescent shall assign all of its rights and obligations hereunder to New Crescent.

     9.9  Arbitration.

          (a) Following Closing, any controversy, claim or question of interpretation arising out of or relating to this Agreement or the breach thereof shall be finally settled by arbitration in Delaware, under the then-effective Commercial Arbitration Rules of the American Arbitration Association as modified by this Agreement, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction. The award rendered by the arbitrators shall be final and binding on the parties and not subject to further appeal. Such arbitration can be initiated by written notice by either party (the "Claimant") to the other party, which notice shall identify the Claimant's selected arbitrator. The party receiving such notice (the "Respondent") shall identify its arbitrator within ten (10) business days following its receipt of such notice. The arbitrator selected by the Claimant and the arbitrator selected by the Respondent shall, within ten (10) business days of their appointment, select a third neutral arbitrator. In the event that they are unable to do so, either party may request the American Arbitration Association to appoint the third neutral arbitrator. The arbitrators shall have the authority to award any remedy or relief that a court in Delaware could order or grant, including, without limitation, specific performance of any obligation created under this Agreement, the issuance of injunctive or other provisional relief, or the imposition of sanctions for abuse or frustration of the arbitration process. The arbitration award will be in writing and specify the factual and legal basis for the award.

          (b) The arbitrators shall instruct the non-prevailing party to pay all costs of the proceedings, including the fees and expenses of the arbitrators and the reasonable attorneys' fees and expenses of the prevailing party. If the arbitrators determine that there is not a prevailing party, each party shall be instructed to bear its own costs and to pay one-half of the fees and expenses of the arbitrators.

     9.10 Counterparts.   This   Agreement  may  be  executed  in  two  or  more
          counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

     9.11 Exhibits and Schedules. The exhibits and schedules delivered or to be delivered pursuant to this Agreement are a part of this Agreement as if set forth in full within the Agreement.

     9.12 Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                                     CRESCENT


                                By: _____________________________________
                 Name:
                Title:



                                MAGELLAN HEALTH SERVICES, INC.


                                By: _____________________________________
                 Name:
                Title: